UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For fiscal year ended December 31, 2013

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to ________

Commission File Number: 001-133354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Missouri State Bank & Trust Company

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012, the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012, together with the report thereon of the Independent Registered Public Accounting Firm dated June 30, 2014. Supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b)	Exhibits:

Exhibit 23 – The consent of Baker Tilly Virchow Krause, LLP.

Missouri State Bank &

Trust Company Retirement

Savings Plan

Financial Statements as of and for the

Years Ended December 31, 2013 and 2012, and

Report of Independent Registered Public Accounting

Firm

Missouri State Bank & Trust Company Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Missouri State Bank & Trust Company

Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Missouri State Bank & Trust Company Retirement Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, on July 5, 2011, Marshall & Ilsley Corporation’s Board of Directors adopted a resolution to terminate the Plan, subject to Internal Revenue Service approval. Effective July 5, 2011, all participants became 100% vested in their accounts.

/s/ Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin

June 30, 2014

MISSOURI STATE BANK & TRUST COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Investments — at fair value:
Interest in master trusts	$569,264	$495,205
Investments	728,691	722,846

Total investments	1,297,955	1,218,051

Receivables:
Notes receivable from participants	6,989	6,525
Accrued income	212	257

Total receivables	7,201	6,782

Total assets	1,305,156	1,224,833

LIABILITIES — Payable for pending trades	—	130

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,305,156	1,224,703

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INVESTMENT IN COMMON COLLECTIVE TRUST RELATED TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	(194)	(2,114)

NET ASSETS AVAILABLE FOR BENEFITS	$1,304,962	$1,222,589

See accompanying notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
ADDITIONS:
Income from interest in master trusts	$81,163	$60,156
Net appreciation in fair value of investments	146,515	75,372
Interest and dividend income	8,749	10,807
Interest on notes receivable from participants	202	288

Total additions	236,629	146,623

DEDUCTIONS:
Benefits paid to participants	154,256	57,734
Administrative expenses	—	4,435

Total deductions	154,256	62,169

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	82,373	84,454

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,222,589	1,138,135

End of year	$1,304,962	$1,222,589

See accompanying notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN

The following description of the Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all legacy salaried employees of Missouri State Bank & Trust Company (“MSB”). BMO Harris Bank N.A. (“BMO Harris”) is the sponsor and administrator of the Plan. BMO Retirement Services (the “Trustee”), serves as the trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On May 1, 2006, MSB merged with Marshall & Ilsley Corporation (“M&I”). The Plan’s benefits were frozen as of April 30, 2006.

On July 6, 2011, M&I and Bank of Montreal (“BMO”) completed a merger, under which BMO acquired all outstanding shares of common stock of M&I in a stock-for-stock transaction, which was approved by the M&I Board of Directors, the BMO Board of Directors, and the M&I shareholders.

Per the terms of the merger agreement, the M&I Board of Directors adopted a resolution effective July 5, 2011 to terminate all M&I-sponsored 401(k) plans, which includes the Plan. Final dissolution of the assets in the Plan requires Internal Revenue Service (“IRS”) approval of the termination. On April 27, 2012, BMO Harris filed Form 5310 with the IRS seeking advance determination on the qualification status of the Plan. The Plan expects to receive this determination in 2014. Following the receipt of the IRS determination, all remaining Plan participants will receive an account closing distribution of their account balances based on their distribution election, which will be collected at that time. Distributions can be requested in cash, or as a direct rollover to an IRA or other qualified retirement plan. In addition, active employees of BMO Harris will be able to roll over their account balances into the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris.

Plan Termination — On July 5, 2011, the M&I Board of Directors voted to terminate the Plan. This termination is pending IRS approval.

Contributions — No contributions have been made to the Plan since the Plan was frozen as of April 30, 2006.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with allocations of the Plan’s income (loss). Any related expenses based on participant earnings or account balances are deducted from the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Effective July 5, 2011, all participants with an account balance remaining in the Plan became fully vested in all contribution sources, regardless of status or years of vested service.

Investment Options — Participants may direct 100% of their account balance into various investment options designated by the Plan’s investment committee in 1% increments. Participants are able to change their investment elections daily.

Notes Receivable from Participants — Prior to May 1, 2006, participants were permitted to borrow from their vested accounts in an amount ranging from $1,000 to $50,000 or 50% of their account balance, whichever was less. The loans were secured by the balance in the participant’s account. Principal and interest were paid ratably through payroll deductions. As of May 1, 2006, the Plan no longer offered new loans to participants. Effective July 1, 2010, the Plan re-offered participants the opportunity to take a loan from their retirement account balances in an amount ranging from $1,000 to $50,000 (limited to no more than one-half of their vested account balance). The loans are repayable through payroll deductions and were written with original terms of 1 to 25 years. The interest rates are based on prevailing market conditions at the time the loans were made and are fixed over the life of the note.

Payment of Benefits — Upon termination, death, retirement, in the event of disability, as defined, or financial hardship, a participant or beneficiary is entitled to elect to distribute his or her vested interest in a full or partial lump sum cash payment (excluding profit sharing for any hardship withdrawal), or as a rollover to another qualified plan or IRA. Participants who are 59 1/2 or older may take in-service withdrawals for any reason.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation — All investments are stated at fair value, except the BMO Employee Benefit Stable Principal Fund (the “Stable Principal Fund”), whose investments include synthetic and traditional guaranteed investment contracts (“GICs”) which meet the definition of “fully benefit-responsive investment contracts”. An investment contract is considered fully benefit-responsive if all of the following criteria are met for that contract, analyzed on an individual basis:

•

The investment contract is affected directly between the Stable Principal Fund and the issuer and prohibits the Stable Principal Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

•

Either (1) the repayment of principal and interest credited to participants in the Stable Principal Fund is a financial obligation of the issuer of the investment contract or (2) prospective interest crediting rate adjustments are provided to participants in the Stable Principal Fund on a designated pool of investments held by the Stable Principal Fund or the contract issuer whereby a financially responsible third party, through a contract generally referred to as a wrapper, must provide assurance that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.

•	The terms of the investment contract require all permitted participant-initiated transactions with the Stable Principal Fund to occur at contract value with no conditions, limits, or restrictions.

•

An event that limits the ability of the Stable Principal Fund to transact at contract value with the issuer and that also limits the ability of the Stable Principal Fund to transact at contract value with the participants in the Stable Principal Fund must be probable of not occurring.

•	The Stable Principal Fund itself must allow participants reasonable access to their funds.

Contract value is considered the relevant measurement attribute for benefit-responsive contracts because that is the amount participants in the Stable Principal Fund would pay or receive if they were to initiate contributions or withdrawals. Therefore, the fair value stated in investments is adjusted to contract value on the statement of net assets available for benefits for fully-benefit responsive investment contracts. The GIC crediting interest rates are determined at various intervals under the terms of the investment contracts. There are no limitations on guarantees of the contracts.

Notes Receivable from Participants — Notes receivable from participants are stated at their unpaid principal balance plus any accrued and unpaid interest. Notes receivable from participants were $6,989 and $6,525 as of December 31, 2013 and 2012, respectively, with an interest rate of 3.25%.

Income Recognition — Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The statements of changes in net assets available for benefits reflect income credited to participants and net appreciation or depreciation in fair value of only those investments that are not fully benefit responsive.

Administrative Expenses — Trustee fees were paid by BMO Harris. While the Plan reserves the right to pay administrative expenses for the Plan by the Plan, no expenses were charged to the Plan for the year ended December 31, 2013. Significantly all other administrative expenses for the Plan were paid by the Plan for the year ended December 31, 2012.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to participants who elected to withdraw from the Plan but were not yet paid as of December 31, 2013 and 2012.

Risks and Uncertainties — The Plan investments include mutual funds, interests in master trusts, and a common collective trust that holds synthetic and traditional GICs. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could have a material effect on the values of the investment instruments reported in the financial statements. Synthetic and traditional GICs, which meet the definition of fully benefit-responsive, are carried at contact value. If an event were to occur such that the realization of the full contract value is no longer probable (for example, a significant decline in credit worthiness of the contract issuer or wrapper provider), these investment contracts would no longer be considered fully benefit responsive and would be carried at fair value.

Subsequent Events — The Plan has evaluated subsequent events through June 30, 2014, the date that the accompanying financial statements were available to be issued.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged.

A three-tier hierarchy is used to measure fair value based on the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value. These inputs are summarized into three broad levels described below:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets in active markets and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

Determination of Fair Value — Following is a description of the valuation methodologies used for measuring the fair value of investments:

Interest in Master Trusts — These investment vehicles are unitized funds which are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets (mutual funds and common stock) owned by the trust, minus its liabilities, and then divided by the number of units outstanding. The fair values of the interest in the Marshall & Ilsley Corporation Master Trusts (collectively, “Master Trusts”) are classified within level 2 of the valuation hierarchy as master trust funds (see Note 5).

Mutual Funds — Mutual funds are valued based on quoted price in an active market and classified within level 1 of the valuation hierarchy.

Stable Value Fund — The Stable Principal Fund is a stable value fund that is primarily invested in traditional and synthetic GICs and a money market fund.

Traditional GICs are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional GIC is the sole responsibility of the issuing entity. In the case of a synthetic GIC, the Stable Principal Fund purchases high quality debt obligations and enters into contractual arrangements (wrapper contracts) with third parties related to these debt obligations to provide a guarantee of contract value and specified interest.

Fair values of the high quality debt instruments underlying the synthetic GICs and the interest in the securities lending collateral fund are measured using various matrix pricing methodologies or compiled modeled prices from various sources. These models are primarily industry-standard processes that apply various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates and current and contractual prices for the underlying investments. Substantially all of inputs to the pricing matrix and model assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The fair values of the traditional GICs are determined using a discounted cash flow model. The fair value of the wrapper contract is determined to be zero since the wrapper resets monthly at market rates.

The fair value of the stable value fund is classified within level 2 of the fair valuation hierarchy. The fair value of the investment contracts was $1.00 and $1.03 per unit as of December 31, 2013 and 2012, respectively. The average yield was 2.15% and 2.41% for the years ended December 31, 2013 and 2012, respectively. The gross crediting interest rate was 1.84% and 2.46% for the years ended December 31, 2013 and 2012, respectively.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Traditional GICs do not reset their crediting rates as they provide a fixed rate of interest over the term to maturity of the contract. Synthetic GICs are designed to reset their respective crediting rates typically on a quarterly basis and cannot credit interest at a rate less than zero percent. Synthetic GICs will track current market yields on a trailing basis. The rate reset allows the contract value of the portfolio to converge to the market value over time. Variables impacting future crediting rates on synthetic GICs include current yield of the assets backing the wrap contracts, duration of the assets backing the wrap contracts, and existing differences between the market values of assets backing wrap contracts and the contract values of the wrap contracts. GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Principal Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The interest in master trusts, mutual funds, and stable value fund are stated at fair value on a recurring basis and are categorized in their entirety in the tables below based upon the lowest level of significant input to the valuations as of December 31, 2013 and 2012.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

2013

Interest in Master Trusts	$—	$569,264	$—	$569,264
Mutual Funds:
Large Cap	311,139	—	—	311,139
Mid Cap	93,649	—	—	93,649
Small Cap	119,544	—	—	119,544
Fixed Income	73,631	—	—	73,631
International	52,060	—	—	52,060
Stable Value Fund	—	78,668	—	78,668

TOTAL	$650,023	$647,932	$—	$1,297,955

2012

Interest in Master Trusts	$—	$495,205	$—	$495,205
Mutual Funds:
Large Cap	273,992	—	—	273,992
Mid Cap	116,558	—	—	116,558
Small Cap	88,156	—	—	88,156
Fixed Income	90,854	—	—	90,854
International	70,313	—	—	70,313
Stable Value Fund	—	82,973	—	82,973

TOTAL	$639,873	$578,178	$—	$1,218,051

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits either as of December 31, 2013 or as of December 31, 2012 are as follows:

	2013	2012
M&I Master Trust — Growth Balanced Fund*	$360,558	$308,501
M&I Master Trust — Moderate Balanced Fund*	120,839	108,952
Vanguard Institutional Index Fund	88,782	79,097
BMO Short-Intermediate Bond Fund*	69,179	76,812
BMO Large-Cap Growth Fund*	82,602	80,615
Davis New York Venture Fund*	66,228	49,950
BMO Mid-Cap Growth Fund	61,489	66,267
BMO Employee Benefit Stable Principal Fund*	78,668	82,973

*Represents	party-in-interest

During the years ended December 31, 2013 and 2012, the Plan’s investments, other than the interest in the Master Trusts, (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (all of which was attibutable to mutual funds):

	2013	2012
Net appreciation in fair value of investments	$146,515	$75,372

5.	INTEREST IN MASTER TRUSTS

Certain of the Plan’s investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. These Master Trusts are established by BMO Harris and administered by the Trustee. Use of the Master Trusts permits the commingling of the Plan’s assets with the assets of the North Star Financial Corporation 401(k) Plan and the M&I Retirement Plan for investment and administrative purposes. Although assets of the remaining plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Plan’s investments and income in the Master Trusts as of, and for the years ended, December 31, 2013 and 2012 are summarized as follows:

M&I Master Trust — Aggressive Stock Fund

	2013	2012
Investments — whose fair value is determined based on quoted market prices — mutual funds	$71,871,126	$63,359,896

Net assets of the M&I Master Trust — Aggressive Stock Fund	$71,871,126	$63,359,896

Plan’s interest in net assets of the M&I Master Trust — Aggressive Stock Fund	$57,810	$48,836

Plan’s interest in M&I Master Trust — Aggressive Stock Fund as a percentage of the total	0.08%	0.08%

Dividend and interest income	$787,862	$756,218
Net appreciation in the fair value of investments — mutual funds	16,144,829	9,602,075

Total M&I Master Trust — Aggressive Stock Fund income	$16,932,691	$10,358,293

M&I Master Trust — Growth Balanced Fund

	2013	2012
Investments — whose fair value is determined based on quoted market prices — mutual funds	$106,223,158	$101,732,539

Net assets of the M&I Master Trust — Growth Balanced Fund	$106,223,158	$101,732,539

Plan’s interest in net assets of the M&I Master Trust — Growth Balanced Fund	$360,558	$308,501

Plan’s interest in M&I Master Trust — Growth Balanced Fund as a percentage of the total	0.34%	0.30%

Dividend and interest income	$2,002,018	$2,459,089
Net appreciation in the fair value of investments — mutual funds	14,161,821	11,020,008

Total M&I Master Trust — Growth Balanced Fund income	$16,163,839	$13,479,097

M&I Master Trust — Aggressive Balanced Fund

	2013	2012
Investments — whose fair value is determined based on quoted market prices — mutual funds	$24,651,629	$21,096,647

Net assets of the M&I Master Trust — Aggressive Balanced Fund	$24,651,629	$21,096,647

Plan’s interest in net assets of the M&I Master Trust — Aggressive Balanced Fund	$6,949	$6,427

Plan’s interest in M&I Master Trust — Aggressive Balanced Fund as a percentage of the total	0.03%	0.03%

Dividend and interest income	$375,004	$396,404
Net appreciation in the fair value of investments — mutual funds	4,462,672	2,745,484

Total M&I Master Trust — Aggressive Balanced income	$4,837,676	$3,141,888

M&I Master Trust — Moderate Balanced Fund

	2013	2012
Investments — whose fair value is determined based on quoted market prices — mutual funds	$26,278,563	$29,398,363

Net assets of the M&I Master Trust — Moderate Balanced Fund	$26,278,563	$29,398,363

Plan’s interest in net assets of the M&I Master Trust — Moderate Balanced Fund	$120,840	$108,952

Plan’s interest in M&I Master Trust — Moderate Balanced Fund as a percentage of the total	0.46%	0.37%

Dividend and interest income	$634,613	$823,904
Net appreciation in the fair value of investments — mutual funds	2,201,643	2,526,195

Total M&I Master Trust — Moderate Balanced Fund income	$2,836,256	$3,350,099

M&I Master Trust — Diversified Stock Fund

	2013	2012
Investments — whose fair value is determined based on quoted market prices — mutual funds	$24,702,388	$22,891,656

Net assets of the M&I Master Trust — Diversified Stock Fund	$24,702,388	$22,891,656

Plan’s interest in net assets of the M&I Master Trust — Diversified Stock Fund	$2,517	$3,712

Plan’s interest in M&I Master Trust — Diversified Stock Fund as a percentage of the total	0.01%	0.02%

Dividend and interest income	$324,930	$328,652
Net appreciation in the fair value of investments — mutual funds	5,718,158	3,508,190

Total M&I Master Trust — Diversified Stock Fund income	$6,043,088	$3,836,842

M&I Master Trust — BMO Stock Fund

	2013	2012
Investments — whose fair value is determined based on quoted market prices — common stock	$52,498,348	$56,372,833

Net assets of the M&I Master Trust — BMO Stock Fund	$52,498,348	$56,372,833

Plan’s interest in net assets of the M&I Master Trust — BMO Stock Fund	$20,590	$18,777

Plan’s interest in M&I Master Trust — BMO Stock Fund as a percentage of the total	0.04%	0.03%

Dividend and interest income	$2,374,524	$2,827,270
Net appreciation in the fair value of investments — common stock	4,675,669	6,750,917

Total M&I Master Trust — BMO Stock Fund income	$7,050,193	$9,578,187

At December 31, 2013 and 2012, respectively, the M&I Master Trust — BMO Stock Fund held 781,130 and 911,977 shares of BMO common stock, with a cost basis of $51,808,258 and $64,667,658. During the years ended December 31, 2013 and 2012, respectively, the M&I Master Trust — BMO Stock Fund recorded dividend income of $2,374,305 and $2,825,992 from BMO.

6.	FEDERAL INCOME TAX STATUS

The Plan is a Non-Standardized Prototype Plan (“Prototype Plan”) sponsored by the Trustee and adopted by BMO Harris. The Plan has not requested its own determination letter from the IRS. However, BMO Harris and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan holds shares of mutual funds, a common collective trust, and Master Trusts managed by the Trustee. The M&I Master Trust — BMO Stock Fund also invests in the common stock of BMO. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under 29 CFR 480(b) of ERISA. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund (see also “Income Recognition” in Note 2).

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the net assets as reported on line 1(l) of the 2013 and 2012 Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$1,304,962	$1,222,589
Adjustment from contract value to fair value for investment in common collective trust related to fully benefit-responsive investment contract	194	2,114

Net assets available for benefits per the Form 5500	$1,305,156	$1,224,703

The following is a reconciliation of the total additions to plan assets reported in the financial statements to the total income as reported on line 2(k) of Form 5500, Schedule H, Part II for 2013 and 2012:

	2013	2012
Net increase in net assets available for benefits per the financial statements	$82,373	$84,454
Adjustment from contract value to fair value for investment in common collective trust related to fully benefit-responsive investment contract:
Current year	194	2,114
Prior year	(2,114)	(1,764)

Net income per the Form 5500	$80,453	$84,804

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

Date: June 30, 2014	By:	/s/ Mary P. Wessel
Mary P. Wessel
Vice President Benefits
BMO Harris Bank N.A.,
its administrator